SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 10, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

1Q12 Earnings Release

Banco Macro Announces Results for the First Quarter of 2012

Buenos Aires, Argentina, May 10, 2012 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2012 (“1Q12”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.323.8 million in 1Q12. This result was 7% lower than the Ps.346.4 million reported in the fourth quarter of 2011 (“4Q11”) and 26% higher than the result posted in the first quarter 2011 (“1Q11”). In 1Q12, the annualized return on average equity (“ROAE”) and a annualized return on average assets (“ROAA”) were of 26.4% and 3.2%, respectively.

• In 1Q12, the Bank’s net financial income was Ps.892.5 million decreasing by 1% compared to 4Q11.

• In 1Q12, Banco Macro’s financing to the private sector grew 3% or Ps.710.1 million quarter over quarter (“QoQ”) totaling Ps.25.3 billion, excluding liquidity administration credit lines. Both commercial and consumer loans continued showing growth. Among commercial loans, overdrafts and other loans grew 5% and 7% QoQ, respectively. Personal and credit cards loans rose 5% and 11% QoQ, respectively.

• In 1Q12, Banco Macro’s total deposits grew 12% QoQ, totaling Ps.32.7 billion and representing 81% of the Bank’s total liabilities. Private sector deposits grew 8% in 1Q12, led by time deposits which increased 13%.

• In 1Q12, the Bank’s non-performing to total financing ratio was 1.57% and the coverage ratio reached 160.7%.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.2 billion (18.3% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 43.9% of its total deposits in 1Q12.

IR Contacts in Buenos Aires:
1Q12 Earnings Release Conference Call
Friday, May 11, 2012	Jorge Scarinci
Time: 10:00 a.m. Eastern Time | 11:00 a.m. Buenos Aires Time	Finance Manager & IR Manager

Ines Lanusse
Investor Relations

To participate, please dial:

Argentine Participants:	Webcast Replay: click here	Phone: (54 11) 5222 6730
(0800) 333 0511		E-mail: investorelations@macro.com.ar
U.S. Participants: +1 (888) 772 8167	Available from 05/11/2012 through 05/24/2012
Participants from outside the U.S.:
+1 (779) 232 1760		Visit our website at: www.macro.com.ar
Conference ID: 75842173
Webcast: click here

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci (Finance Manager and IR Manager).

1

1Q12 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

1Q12 Earnings Release

Results

Earnings per outstanding share were Ps.0.55 in 1Q12, 6% lower than 4Q11´s level and 28% higher than in 1Q11.

EARNINGS PER SHARE	MACRO consolidated
	I11	II11	III11	IV11	I12

Net income (M $)	257.7	257.8	314.2	346.4	323.8
Average shares outstanding (M)	594.5	594.5	594.5	589.4	584.5
Average shares in portfolio (M)	0.0	0.0	0.03	5.1	10.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	7.42	6.98	7.5	7.9	8.5
Earnings per share ($)	0.43	0.43	0.53	0.59	0.55

Book value per ADS (USD)	18.31	16.99	17.84	18.45	19.38
Earning per ADS (USD)	1.07	1.05	1.26	1.37	1.26

Banco Macro’s 1Q12 net income of Ps.323.8 million was 7% or Ps.22.6 million lower than the previous quarter and rose 26% or Ps.66.1 million year over year (“YoY”). This result represented a ROAE and a ROAA of 26.4% and 3.2%, respectively. In 1Q12, Banco Macro accounted additional provision for loan losses to those required by the BCRA for Ps.51 million. Had these provisions been excluded, 1Q12 net income would have been Ps.374.8 million (30.5% ROAE y 3.7% ROAA).

In 1Q12 Banco Macro’s operating result grew 5% or Ps.26 million QoQ and 38% or Ps.149 million YoY. Excluding income from government and private securities and additional provisions for loan losses, such growth would have been 4% QoQ and 73% YoY.

It is important to emphasize, that this result was obtained with the leverage of 9x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	I11	II11	III11	IV 1	I12

Net financial income	636.1	675.1	766.5	902.3	892.5
Provision for loan losses	-44.6	-62.0	-57.7	-109.0	-130.2
Net fee income	336.8	362.5	404.2	437.7	472.9
	928.3	975.6	1,113.0	1,231.0	1,235.2
Administrative expenses	-533.0	-610.0	-632.8	-712.7	-690.9
Operating result	395.3	365.6	480.2	518.3	544.3
Minority interest in subsidiaries	-2.5	-2.4	-2.6	-2.7	-2.4
Net other income	13.4	43.5	20.2	7.6	3.4
Net income before income tax	406.2	406.7	497.8	523.2	545.3
Income tax	-148.5	-148.9	-183.6	-176.8	-221.5
NET INCOME	257.7	257.8	314.2	346.4	323.8

The Bank’s 1Q12 financial income totaled Ps.1.6 billion, increasing by 6% (Ps.91.1 million) compared to the previous quarter and 56% (Ps.561 million) compared to 1Q11.

Interest on loans represented 85% of total financial income in 1Q12, compared to 84% in 4Q11 and 74% in 1Q11. Interest on loans was 8% or Ps.98.1 million higher than 4Q11’s level due to higher average volume of the loan portfolio which was partially offset by a slight decrease in lending interest rates. On an annual basis interest on loans grew 79% or Ps.588 million above.

3

1Q12 Earnings Release

In 1Q12, income from government and private securities grew 8% or Ps.8.9 million QoQ mainly due to an increase in the portfolio volume of government securities Lebacs/Nobacs. On an annual basis, income from government and private securities decreased 35% or Ps.61.6 million.

Income from differences in quoted prices of gold and foreign currency decreased Ps.5.5 million or 8% QoQ due to the impact of a slower depreciation of the Argentine peso in the foreign currency position.

Other financial income decreased 16% or Ps.10.1 million compared to 4Q11 mainly due to a decrease in income from forward foreign currency transactions.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	I11	II11	III11	IV11	I12

Interest on cash and due from banks	0.0	0.1	0.1	0.0	0.0
Interest on loans to the financial sector	3.1	3.6	7.2	15.1	11.5
Interest on overdrafts	79.7	97.0	117.5	162.7	152.3
Interest on documents	44.1	48.2	56.9	85.8	102.7
Interest on mortgages loans	33.4	35.4	42.3	47.3	47.4
Interest on pledges loans	15.8	18.5	24.5	32.8	32.0
Interest on credit cards loans	71.5	79.7	93.4	126.8	165.9
Interest on financial leases	11.5	12.9	14.4	17.9	16.5
Interest on other loans	482.3	545.1	628.1	742.8	801.0
Interest on other receivables from financial interm.	0.1	0.2	0.2	0.2	0.2
Income from government & private securities, net (1)	177.2	132.7	77.3	106.7	115.6
Net income from options	0.5	0.1	0.5	0.0	0.0
Income from Guaranteed Loans	4.9	0.0	0.0	0.0	0.0
CER adjustment	2.9	0.9	0.2	0.4	0.2
CVS adjustment	0.1	0.1	0.1	0.1	0.0
Difference in quoted prices of gold and foreign currency	62.4	60.5	89.4	70.9	65.4
Other	11.8	15.1	24.2	61.6	51.5

Total financial income	1,001.2	1,050.1	1,176.2	1,471.1	1,562.2

(1) Income from government & private securities, net
LEBAC / NOBAC	147.2	102.5	52.0	29.8	54.8
Other	30.0	30.2	25.3	76.9	60.8
TOTAL	177.2	132.7	77.3	106.7	115.6

The Bank’s 1Q12 financial expense totaled Ps.669.7 million, increasing by 18% (Ps.100.9 million) compared to the previous quarter and 83% (Ps.304.6 million) compared to 1Q11.

In 1Q12, interest on deposits including checking and saving accounts represented 79% of the Bank’s total financial expense. Interest on deposits including checking and saving accounts grew 22% or Ps.94.4 million QoQ due to a higher average volume of deposits which was partially offset by a decrease in the deposit interest rates. On a yearly basis, interest on deposits including checking and saving accounts grew 100% or Ps.263.6 million. During 1Q12 the BADLAR rate average was 14.3% compared to 18.8% reached in the previous quarter.

Other financial expense grew 7% or Ps.6.2 million QoQ and 61% or Ps.35.7 million YoY due to higher turnover tax.

4

1Q12 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	I11	II11	III11	IV11	I12

Interest on checking accounts	0.0	0.1	0.0	0.1	0.1
Interest on saving accounts	5.3	5.6	6.5	7.7	7.7
Interest on time deposits	258.0	258.4	283.9	424.8	519.2
Interest on financing from financial institutions	1.4	1.1	1.0	1.4	1.0
Interest on other liabilities from fin intermediation	15.7	15.8	16.3	16.9	17.2
Interest on subordinated bonds	14.7	14.8	15.3	15.8	15.9
Other Interest	0.4	0.5	0.4	1.4	0.8
CER adjustment	1.0	1.1	1.0	0.9	1.1
Contribution to Deposit Guarantee Fund	10.3	10.7	11.3	12.0	12.7
Other	58.3	66.9	74.0	87.8	94.0

Total Financial Expense	365.1	375.0	409.8	568.8	669.7

In 1Q12, the Bank’s net interest margin was 11.7%, higher than the 10.9% in 4Q11 and above the 10.2% in 1Q11. Excluding income from government securities and guaranteed loans, the Bank’s net interest margin would have been 11.8% in 1Q12 compared to 10.7% in 4Q11 and 9.4% in 1Q11, evidencing the Bank's ability to increase its margin based on its loan portfolio growth and mix of products.

In 1Q12, Banco Macro’s net fee income totaled Ps.472.9 million, 8% or Ps.35.2 million higher than in 4Q11, and 40% or Ps.136.1 million higher than in 1Q11.

The increase was mainly driven by fees on deposits, including checking and saving accounts which increased 11% QoQ. On a yearly basis, the increase was mainly driven by fees on deposits, including checking and saving accounts and debit and credit card income which increased 43% and 57%, respectively.

NET FEE INCOME	MACRO consolidated
In MILLION $	I11	II11	III11	IV11	I12

Fee charges on deposit accounts	256.3	280.5	303.2	330.0	365.4
Debit and credit card income	73.9	85.6	97.6	113.0	116.0
Other fees related to foreign trade	8.2	7.8	10.8	8.5	8.5
Credit-related fees	27.7	30.1	33.9	32.4	25.7
Lease of safe-deposit boxes	12.2	12.3	12.5	12.5	14.8
Other	41.8	50.6	58.6	69.2	72.2
Total fee income	420.1	466.9	516.5	565.6	602.6

Total fee expense	83.3	104.4	112.4	127.9	129.7

Net fee income	336.8	362.5	404.2	437.7	472.9

In 1Q12 Banco Macro’s administrative expenses reached Ps.690.9 million, decreasing 3% or Ps.21.8 million QoQ, mainly due to a decrease in personnel expenses that were partially offset by higher operating expenses. Administrative expenses increased 30% or Ps.157.9 million YoY due to an increase in personnel expenses (higher salaries and number of employees) and higher operating expenses.

Personnel expenses decreased 14% or Ps.66 million QoQ, since the provision for the payment of bonuses (Ps.56 million) and a one-time payment for “Bankers Day” (Ps.8.3 million) was accounted in 4Q11. In addition, during 1Q12, other charges and extra provisions for future salary increases were accounted.

The increase in other administrative expenses responded to administrative services accounted during 1Q12 for Ps.43.9 million.

The efficiency ratio for 1Q12 was 50.6%, improving from 55% in 4Q11 and 54.8% in 1Q11.

5

1Q12 Earnings Release

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	I11	II11	III11	IV11	I12

Personnel expenses	348.9	403.1	414.3	480.2	414.1
Directors & statutory auditors´fees	8.8	13.3	14.7	22.9	12.3
Other professional fees	20.9	22.4	23.4	23.7	22.8
Advertising & publicity	15.4	19.3	20.3	20.9	18.3
Taxes	29.7	36.9	32.7	32.5	36.5
Depreciation of equipment	17.5	18.1	18.4	19.0	19.6
Amortization of organization costs	13.2	14.3	15.3	16.4	17.0
Other operating expenses	72.9	76.2	86.0	88.9	98.2
Other	5.7	6.4	7.7	8.2	52.1
Total Administrative Expenses	533.0	610.0	632.8	712.7	690.9

Total Employees	8,212	8,305	8,358	8,405	8,386
Branches	407	409	411	414	417

Efficiency ratio	54.8%	58.8%	54.1%	53.2%	50.6%

Efficiency ratio accumulated	54.8%	56.9%	55.8%	55.0%	50.6%

In 1Q12, the Bank’s net other income totaled Ps.3.4 million, decreasing Ps.4.2 million QoQ. This decrease was mainly attribute to a decrease in total other income (totaling Ps.11.3 million) which was driven by a decrease in recovered loans and reversed allowances (totaling P.s.5.5 million), a decrease in other income (totaling Ps.6.5 million) and a decrease in total other expense (totaling Ps.7.1 million).

NET OTHER INCOME	MACRO consolidated
In MILLION $	I11	II11	III11	IV11	I12

Other Income
Penalty interest	6.3	6.9	10.2	8.3	9.0
Recovered loans and reversed allowances	14.2	22.3	21.8	19.5	14.0
Other	17.7	34.3	15.3	13.7	7.2
Total Other Income	38.2	63.5	47.3	41.5	30.2

Other Expense
Charges for other receivables uncollectibility and other allowances	11.3	5.9	10.4	16.8	9.8
Amortization of differences related to court orders	4.6	4.7	4.8	4.8	5.0
Goodwill amortization	3.5	3.5	3.5	3.5	3.5
Other Expense	5.4	5.9	8.5	8.8	8.5
Total Other Expense	24.8	20.0	27.1	33.9	26.8

Net Other Income	13.4	43.5	20.2	7.6	3.4

In 1Q12, Banco Macro's effective income tax rate was 40.6%, higher than 33.8% posted in 4Q11 and 36.6% posted in 1Q11, due to the additional provision for loan losses made in 1Q12 which cannot be deducted from taxable income, therefore the financial income was lower than taxable income.

6

1Q12 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio), excluding short term advances to companies with AAA local rating, totaled Ps.25.3 billion, increasing 3% or Ps.710.1 million QoQ and 43% or Ps.7.6 billion YoY.

Within commercial loans, growth was driven by overdrafts and other loans, which grew 5% and 7% QoQ respectively.

The main growth in consumer loans was driven by personal loans which grew 5% QoQ, and credit cards loans, which increased 11% QoQ. The combined growth was Ps.790.2 million QoQ.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	I 11	II 11	III 11	IV 11	I 12	I12/IV11	I12/I11

Overdrafts (total)	1,990.3	2,740.6	3,280.3	2,712.7	2,855.6	5%	43%
Overdrafts	1,971.5	2,353.7	2,596.0	2,442.3	2,295.2	-6%	16%
AAA (liquidity administration)	18.7	386.8	684.3	270.4	560.4	107%	2897%
Discounted documents	2,015.1	2,269.4	2,688.7	3,178.1	2,925.3	-8%	45%
Mortgages loans	926.0	1,017.5	1,084.4	1,142.9	1,149.1	1%	24%
Pledges loans	366.6	500.1	611.8	667.1	631.2	-5%	72%
Personal loans	6,525.8	7,401.1	8,439.3	9,023.3	9,466.6	5%	45%
Credit Cards loans	1,659.0	2,055.4	2,400.1	3,068.8	3,415.7	11%	106%
Others	3,402.9	3,598.7	4,212.9	4,158.9	4,469.9	7%	31%
Total credit to the private sector	16,885.8	19,582.8	22,717.5	23,951.8	24,913.4	4%	48%
Financial trusts	592.4	570.5	617.3	628.8	671.2	7%	13%
Leasing	252.8	275.5	306.6	326.8	322.8	-1%	28%
Total credit w/ f. trusts and leasing	17,731.0	20,428.8	23,641.3	24,907.4	25,907.4	4%	46%

Total credit w/o liquidity administration	17,712.3	20,042.0	22,957.0	24,636.9	25,347.0	3%	43%

Public Sector Assets

In 1Q12, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 1.9%, lower than the 2.4% posted in 4Q11 and lower than the 2.1% in 1Q11.

The Bank’s exposure to the public sector remained below the Argentine system’s average (10%).

7

1Q12 Earnings Release

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	I11	II11	III11	IV11	I12

LEBAC / NOBAC B.C.R.A.	4,651.7	2,562.9	1,194.4	289.7	2,048.8
Other	409.1	498.1	479.4	628.5	498.1
Government securities	5,060.8	3,061.0	1,673.8	918.2	2,546.9
Guaranteed loans	282.8	278.6	274.5	270.2	266.0
Provincial loans	71.7	54.0	78.8	66.0	57.0
Government securities loans	2.5	1.0	0.0	0.0	0.0
Loans	357.0	333.6	353.3	336.2	323.0
Purchase of government bonds	16.6	16.8	16.9	17.2	17.6
Other receivables	16.6	16.8	16.9	17.2	17.6

TOTAL PUBLIC SECTOR ASSETS	5,434.4	3,411.4	2,044.0	1,271.6	2,887.5

TOTAL PUBLIC SECTOR LIABILITIES	83.7	81.8	63.7	331.3	61.2

Net exposure	5,350.7	3,329.6	1,980.3	940.3	2,826.3

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	782.7	848.5	849.6	981.9	838.7

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.1%	2.3%	2.2%	2.4%	1.9%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	1.9%	2.1%	2.0%	1.6%	1.7%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.32.7 billion in 1Q12, growing 12% or Ps.3.6 billion QoQ and 30% or Ps.7.6 billion YoY and representing 81% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 8% or Ps.2.0 billion, while public sector deposits increased 28% or Ps.1.6 billion.

The increase in private sector deposits was led by time deposits, which increased 13% QoQ. In addition, transactional deposits also increased 4% QoQ.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	IV10	I11	II11	III11	IV11	I12/IV11	I12/I11

Public sector	5,866.9	6,448.9	6,790.4	5,836.2	7,450.3	28%	27%

Financial sector	17.8	15.3	17.6	17.7	20.9	18%	17%

Private sector	19,298.8	19,996.7	21,337.8	23,313.2	25,270.6	8%	31%
Checking accounts	4,570.2	4,949.6	5,284.9	4,911.9	5,725.1	17%	25%
Savings accounts	4,927.8	5,589.8	5,929.4	6,175.5	5,831.0	-6%	18%
Time deposits	8,974.4	8,621.0	9,336.4	11,433.2	12,915.4	13%	44%
Other	826.4	836.3	787.1	792.6	799.1	1%	-3%
TOTAL	25,183.5	26,460.9	28,145.8	29,167.1	32,741.8	12%	30%

8

1Q12 Earnings Release

Other sources of funds

In 1Q12, the total amount of other sources of funds increased 6% or Ps.387.9 million compared to 4Q11, mainly as a result of an increase in shareholder’s equity.

OTHER FUNDING	MACRO consolidated
In MILLION $	I11	II11	III11	IV11	I12

Central Bank of Argentina	2.0	1.8	1.9	9.2	11.9
Banks and international institutions	69.7	103.8	156.9	155.6	142.8
Financing received from Argentine financial institutions	81.4	81.8	79.9	46.0	89.2
Subordinated corporate bonds	624.8	618.7	648.1	647.8	675.1
Non-subordinated corporate bonds	641.0	651.2	657.3	672.5	676.2
Shareholders´ equity	4,410.5	4,151.9	4,458.3	4,719.6	5,043.4
Total Funding	5,829.4	5,609.2	6,002.4	6,250.7	6,638.6

In March 2012 Banco Macro’s average cost of funds reached 7.3%, one of the lowest in the banking sector. Banco Macro’s transactional deposits represented approximately 43% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 1Q12, the Bank’s liquid assets amounted to Ps.14.4 billion, showing an increase of 38% QoQ and 16% YoY.

In 1Q12, Banco Macro experienced an increase in Cash and Lebacs/Nobacs portfolio, which were partially offset by a decrease of reverse repos.

In 1Q12 Banco Macro’s liquid assets to total deposits ratio reached 43.9% levels.

LIQUID ASSETS	MACRO consolidated
In MILLION $	I11	II11	III11	IV11	I 12

Cash	5,164.7	5,796.8	6,298.3	6,172.4	9,235.4
Guarantees for compensating chambers	293.7	350.5	377.5	375.2	399.1
Loans to AAA companies	18.7	386.8	684.3	270.4	560.4
Call	23.0	79.4	166.0	150.0	173.0
Reverse repos	1,737.1	1,670.3	1,732.1	2,130.9	119.1
LEBAC / NOBAC	5,124.2	2,762.3	1,411.3	1,303.9	3,901.7
TOTAL	12,361.5	11,046.1	10,669.5	10,402.8	14,388.7

Liquid assets to total deposits	49.2%	42.4%	37.9%	35.7%	43.9%

9

1Q12 Earnings Release

Solvency

In 1Q12, Banco Macro’s integrated capital was Ps.5.2 billion, well above the required capital of Ps.3.0 billion. The Bank continued showing high solvency levels.

The capitalization ratio (as a percentage of risk-weighted assets) was 18.3% in 1Q12, above the minimum required by the banking regulations.

The higher credit risk requirement was directly associated with loan portfolio growth.

The Bank´s aim is to use this excess capital to support growth through the best use of capital.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	I11	II11	III11	IV11	I12

Credit risk requirement	1,546	1,683	1,887	2,165	2,310
Market risk requirement	71	44	27	27	42
Interest rate risk requirement	371	436	545	657	682
Integrated capital	4,598	4,345	4,646	4,882	5,218
Excess capital	2,610	2,182	2,187	2,033	2,184

Capitalization ratio	24.2%	20.9%	20.0%	18.3%	18.3%

Asset Quality

In 1Q12, Banco Macro’s non-performing to total financing ratio experienced a slight deterioration, reaching a level of 1.57% compared to 1.49% in 4Q11.

In 1Q12, the Bank decided to establish excess provisions for Ps.51 million of those required by the Central Bank, in line with the provisioning policy established by the Bank.

Due to additional provisions, the coverage ratio reached 160.7% in 1Q12.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	I11	II11	III11	IV 11	I 12

Commercial portfolio	8,390.6	10,099.9	11,615.4	11,566.0	11,961.5
Irregular	46.9	59.1	58.7	91.5	91.3
Consumer portfolio	10,206.1	11,559.4	13,115.0	14,454.5	15,169.4
Irregular	270.2	269.0	272.9	296.5	334.7
Total portfolio	18,596.7	21,659.2	24,730.4	26,020.5	27,130.9
Total Irregular	317.1	328.1	331.7	388.1	426.0
Total Irregular / Total portfolio	1.71%	1.51%	1.34%	1.49%	1.57%
Total allowances	500.1	518.9	541.9	613.6	684.6
Coverage ratio w/allowances	157.70%	158.17%	163.40%	158.10%	160.70%

10

1Q12 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated
In MILLION $	I 11	II 11	III 11	IV 11	I 12

CER adjustable ASSETS

Guaranteed loans	284.8	291.6	298.2	304.4	311.5
Private sector loans	15.6	13.8	12.2	10.8	9.7
Other loans	3.2	0.8	0.8	0.6	0.6
Loans	303.6	306.2	311.2	315.9	321.8
Other receivables	2.0	1.8	1.6	1.5	1.5
Total CER adjustable assets	305.6	308.1	312.8	317.4	323.3

CER adjustable LIABILITIES
Deposits	0.1	0.1	0.2	0.2	0.2
Other liabilities from financial intermediation	45.3	45.2	45.0	44.6	44.4
Total CER adjustable liabilities	45.4	45.3	45.2	44.8	44.6

NET ASSET CER EXPOSURE	260.2	262.8	267.7	272.5	278.7

FOREIGN CURRENCY POSITION	MACRO consolidated
In MILLION $	I11	II11	III11	IV11	I12

Cash	2,683.5	2,700.7	2,875.6	2,004.3	4,430.7
Government and private securities	397.1	2,014.1	323.2	2,267.7	450.0
Loans	2,562.6	2,692.1	3,111.1	2,943.9	3,216.1
Other receivables from financial intermediation	2,968.8	2,646.2	2,375.9	2,633.7	933.0
Investments in other companies	0.6	0.6	0.6	0.6	0.6
Other receivables	57.7	38.8	45.3	50.3	93.5
Receivables from financial leases	56.6	51.9	48.4	45.5	41.0
Items pending allocation	0.7	0.3	0.6	0.6	0.9
TOTAL ASSETS	8,727.6	10,144.7	8,780.7	9,946.6	9,165.8
Deposits	4,758.4	4,902.4	5,306.4	4,418.8	4,490.5
Other liabilities from financial intermediation	1,441.5	2,759.8	1,079.0	2,944.9	2,078.8
Other liabilities	6.6	5.5	6.6	7.0	9.7
Subordinated corporate bonds	624.8	618.7	648.1	647.8	675.1
TOTAL LIABILITIES	6,831.3	8,286.4	7,040.1	8,018.5	7,254.1

NET FX POSITION	1,896.3	1,858.3	1,740.6	1,928.1	1,911.7

11

1Q12 Earnings Release

Relevant and Recent Events

•	The Annual Ordinary Shareholder´s Meeting held on April 16th, 2012, for the fiscal year ended December 31st, 2011, approved the creation of a reserve of Ps.2.4 billion for future dividend distribution based on the BCRA Communication “A” 5273.

•	At the Board of Directors Meeting, held on April 16th 2012, Jorge Pablo Brito was appointed Chief Financial Officer (C.F.O) of Banco Macro.

12

1Q12 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	I11	II11	III11	IV11	I12

ASSETS	36,495.2	36,555.1	38,575.3	41,442.1	45,329.3
Cash	5,164.7	5,796.8	6,298.3	6,172.4	9,235.4
Government and Private Securities	7,612.2	5,202.3	3,823.7	4,396.9	4,800.7
-LEBAC/NOBAC	5,124.2	2,762.3	1,411.3	1,303.9	3,901.7
-Other	2,488.0	2,440.0	2,412.4	3,093.0	899.0
Loans	17,061.9	19,823.5	23,153.5	24,318.3	25,303.8
to the non-financial government sector	354.5	332.6	353.3	336.2	322.9
to the financial sector	97.9	180.2	365.9	343.3	385.2
to the non-financial private sector and foreign residents	17,095.8	19,815.4	22,962.1	24,238.0	25,266.8
-Overdrafts	1,990.3	2,740.6	3,280.3	2,712.7	2,855.6
-Documents	2,015.1	2,269.4	2,688.7	3,178.1	2,925.3
-Mortgage loans	926.0	1,017.5	1,084.4	1,142.9	1,149.1
-Pledge loans	366.6	500.1	611.8	667.1	631.2
-Personal loans	6,525.8	7,401.1	8,439.3	9,023.3	9,466.6
-Credit cards	1,659.0	2,055.4	2,400.1	3,068.8	3,415.7
-Other	3,402.9	3,598.6	4,212.9	4,158.9	4,470.0
-Accrued interest, adjustments, price differences receivables and unearned discount	210.1	232.7	244.6	286.2	353.3
Allowances	-486.3	-504.7	-527.9	-599.2	-671.1
Other receivables from financial intermediation	4,700.6	4,037.5	3,430.0	4,496.5	3,805.1
Receivables from financial leases	252.8	275.5	306.6	326.8	322.2
Investments in other companies	9.8	9.9	10.1	9.3	9.4
Other receivables	650.1	355.7	479.9	592.2	675.0
Other assets	1,043.1	1,053.9	1,073.2	1,129.7	1,177.7
LIABILITIES	32,084.7	32,403.3	34,117.0	36,722.5	40,285.9
Deposits	25,183.5	26,460.9	28,145.8	29,167.1	32,741.8
From the non-financial government sector	5,866.9	6,448.9	6,790.4	5,836.2	7,450.3
From the financial sector	17.8	15.3	17.6	17.7	20.9
From the non-financial private sector and foreign residents	19,298.8	19,996.7	21,337.8	23,313.2	25,270.6
-Checking accounts	4,570.2	4,949.6	5,284.9	4,911.9	5,725.1
-Savings accounts	4,927.8	5,589.8	5,929.4	6,175.5	5,831.0
-Time deposits	8,974.4	8,621.0	9,336.4	11,433.2	12,915.4
-Other	826.4	836.3	787.1	792.6	799.1
Other liabilities from financial intermediation	5,371.2	4,647.8	4,435.8	5,732.5	5,448.9
Subordinated corporate bonds	624.8	618.7	648.1	647.8	675.1
Other liabilities	905.2	675.9	887.3	1,175.1	1,420.1

SHAREHOLDERS' EQUITY	4,410.5	4,151.8	4,458.3	4,719.6	5,043.4

LIABILITIES + SHAREHOLDERS' EQUITY	36,495.2	36,555.1	38,575.3	41,442.1	45,329.3

13

1Q12 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	I 11	II 11	III 11	IV 11	I 12

Financial income	1,001.2	1,050.1	1,176.3	1,471.1	1,562.2
Interest on cash and due from banks	0.0	0.1	0.1	0.0	0.0
Interest on loans to the financial sector	3.1	3.6	7.2	15.1	11.5
Interest on overdrafts	79.7	97.0	117.5	162.7	152.3
Interest on documents	44.1	48.2	56.9	85.8	102.7
Interest on mortgage loans	33.4	35.4	42.3	47.3	47.4
Interest on pledge loans	15.8	18.5	24.5	32.8	32.0
Interest on credit cards loans	71.5	79.7	93.4	126.8	165.9
Interest on financial leases	11.5	12.9	14.4	17.9	16.5
Interest on other loans	482.3	545.1	628.1	742.8	801.0
Income from government & private securities, net	177.2	132.7	77.3	106.7	115.6
Net income from options	0.5	0.1	0.5	0.0	0.0
Income from guaranteed loans	4.9	0.0	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	0.1	0.2	0.2	0.2	0.2
CER adjustment	2.9	0.9	0.2	0.4	0.2
CVS adjustment	0.1	0.1	0.1	0.1	0.0
Difference in quoted prices of gold and foreign currency	62.4	60.5	89.4	70.9	65.4
Other	11.8	15.1	24.2	61.6	51.5
Financial expense	-365.1	-375.0	-409.8	-568.8	-669.7
Interest on checking accounts	0.0	-0.1	0.0	-0.1	-0.1
Interest on saving accounts	-5.3	-5.6	-6.6	-7.7	-7.7
Interest on time deposits	-258.0	-258.4	-283.9	-424.8	-519.2
Interest on financing from the financial sector	-1.4	-1.1	-1.0	-1.4	-1.0
Interest on subordinated bonds	-14.7	-14.8	-15.3	-15.8	-15.9
Other Interest	-0.4	-0.5	-0.4	-1.4	-0.8
Interest on other liabilities from fin. intermediation	-15.7	-15.8	-16.3	-16.9	-17.2
CER adjustment	-1.0	-1.1	-1.0	-0.9	-1.1
Contribution to Deposit Guarantee Fund	-10.3	-10.7	-11.3	-12.0	-12.7
Other	-58.3	-66.9	-74.0	-87.8	-94.0
Net financial income	636.1	675.1	766.5	902.3	892.5
Provision for loan losses	-44.6	-62.0	-57.7	-109.0	-130.2

Fee income	420.1	466.9	516.6	565.6	602.6
Fee expense	-83.3	-104.4	-112.4	-127.9	-129.7
Net fee income	336.8	362.5	404.2	437.7	472.9

Administrative expenses	-533.0	-610.0	-632.8	-712.7	-690.9
Minority interest in subsidiaries	-2.5	-2.4	-2.6	-2.7	-2.4
Net other income	13.4	43.5	20.2	7.6	3.4
Earnings before income tax	406.2	406.7	497.8	523.2	545.3
Income tax	-148.5	-148.9	-183.6	-176.8	-221.5

Net income	257.7	257.8	314.2	346.4	323.8

14

1Q12 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	I11	II11	III11	IV11	I12
Profitability & performance
Net interest margin	10.2%	10.8%	11.0%	12.1%	11.7%
Net interest margin adjusted (1)	9.4%	10.5%	11.3%	11.7%	11.8%
Net fee income ratio	34.6%	34.9%	34.5%	32.7%	34.6%
Efficiency ratio	54.8%	58.8%	54.1%	53.2%	50.6%
Net fee income as a percentage of adm expenses	63.2%	59.4%	63.9%	61.4%	68.5%
Return on average assets	3.2%	3.1%	3.6%	3.7%	3.2%
Return on average equity	24.1%	24.7%	29.1%	30.1%	26.4%
Liquidity
Loans as a percentage of total deposits	69.7%	76.8%	84.1%	85.4%	79.3%
Liquid assets as a percentage of total deposits	49.1%	41.7%	37.9%	35.7%	43.9%
Capital
Total equity as a percentage of total assets	12.1%	11.4%	11.6%	11.4%	11.1%
Regulatory capital as a percentage of risk weighted assets	24.2%	20.9%	20.0%	18.3%	18.3%
Asset Quality
Allowances over total loans	2.8%	2.5%	2.2%	2.4%	2.6%
Non-performing loans as a percentage of total loans	1.7%	1.6%	1.3%	1.5%	1.6%
Allowances as a percentage of non-performing loans	159.5%	159.8%	165.1%	159.2%	161.7%
Amparos as a percentage of average equity	1.2%	1.2%	1.2%	1.1%	1.0%

(1)Net interest margin excluding income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	I11	II11	III11	IV11	I12
Profitability & performance
Net interest margin	10.2%	10.5%	10.7%	10.9%	11.7%
Net interest margin adjusted (1)	9.4%	10.0%	10.4%	10.7%	11.8%
Net fee income ratio	34.6%	34.8%	34.7%	34.1%	34.6%
Efficiency ratio	54.8%	56.9%	55.8%	55.0%	50.6%
Net fee income as a percentage of adm expenses	63.2%	61.2%	62.1%	61.9%	68.5%
Return on average assets	3.2%	3.1%	3.3%	3.4%	3.2%
Return on average equity	24.1%	24.4%	26.0%	26.7%	26.4%
Liquidity
Loans as a percentage of total deposits	69.7%	76.8%	84.1%	85.4%	79.3%
Liquid assets as a percentage of total deposits	49.1%	41.7%	37.9%	35.7%	43.9%
Capital
Total equity as a percentage of total assets	12.1%	11.4%	11.6%	11.4%	11.1%
Regulatory capital as a percentage of risk weighted assets	24.2%	20.9%	20.0%	18.3%	18.3%
Asset Quality
Allowances over total loans	2.8%	2.5%	2.2%	2.4%	2.6%
Non-performing loans as a percentage of total loans	1.7%	1.6%	1.3%	1.5%	1.6%
Allowances as a percentage of non-performing loans	159.5%	159.8%	165.1%	159.2%	161.7%
Amparos as a percentage of average equity	1.2%	1.2%	1.2%	1.2%	1.0%

(1) Net interest margin excluding income from government securities and guaranteed loans

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 10, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director